Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
mmabry@stradley.com
215-564-8011

September 8, 2016

Via EDGAR Correspondence

Mr. Trace W. Rakestraw
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Franklin Limited Duration Income Trust

Dear Mr. Rakestraw:

This letter responds to comments received from you during our phone call on Wednesday, September 7, 2016 regarding the preliminary proxy statement ("Proxy Statement") filed for Franklin Limited Duration Income Trust (the "Fund").  Our responses to your comments will be included in the definitive proxy statement to be filed for the Fund on Friday, September 9, 2016.  Page numbers are from the EDGAR version of the Proxy Statement.  We have presented your comments in italics followed by our response.

1.            Comment:  Explain in plain English what will "jeopardize shareholders' investment in the Fund" as stated in the fourth paragraph under "Who are the Fund's Nominees (Proposal 1)."

Response:  We have added the following reference in the Proxy Statement, indicated below in bold type, to explain why shareholders' investment in the Fund would be jeopardized by the shareholder proposal:

Conversely, the Board feels strongly that Proposal 2, if adopted, would seriously jeopardize shareholders' investment in the Fund, both in the short term and in the long term, because it would significantly diminish Fund assets and possibly result in the Fund's termination.

Philadelphia, PA • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mr. Trace W. Rakestraw
September 8, 2016

2.            Comment:  Provide numerical support for the statement that the Fund's closed-end fund structure has allowed it "to deliver competitive market returns and an attractive yield to investors" in the second paragraph under "Why do the Fund's Trustees recommend that I vote against the Shareholder Proposal (Proposal 2)?"

Response:  We have revised the Proxy Statement to provide numerical support related to the Fund's yield and included a cross reference to the Fund's market returns as provided in a subsequent section of the Proxy Statement as indicated in bold type:

This enables it to use leverage to pursue its unique investment strategy and has allowed the Fund to deliver competitive market returns and an attractive 12-month yield of 6.13% as of August 31, 2016 (as compared with a yield of 1.59% for the 10-year Treasury during the same period). Please see the Fund's Opposition Statement under Proposal 2 for further information about the Fund's market returns.

3.            Comment:   State the time period for the reference to the Fund having a "single-digit discount to NAV" in the second paragraph under "PROPOSAL 1: ELECTION OF TRUSTEES—What are the steps the Board, including the Fund's nominees, have taken to address the Fund's discount?"

Response: We have made the following revisions, as reflected in bold type:

This stands in stark contrast to the Shareholder Proposal's "scorched earth" approach to addressing the Fund's discount, one that almost guarantees the termination of the Fund as a closed-end fund, despite the Fund's competitive performance and average daily single-digit discount to NAV for the calendar year through August 31, 2016.

4.            Comment:  In the table showing the compensation paid to the Trustees under "How often do the Trustees meet and what are they paid?," add dollar signs to the first row.

Response:  We have made this change.

5.            Comment:  Either rephrase or reorder the introductory section under "PROPOSAL 2: A SHAREHOLDER PROPOSAL" to indicate that the shareholder proposal is followed by the Fund's opposition statement, which is followed by Saba's supporting statement.

Response:  We have reordered the introductory paragraph as requested and indicated below:

The activist hedge fund (referred to in the opposition statement below as the "Shareholder Proponent") has informed the Fund that it intends to submit the Shareholder Proposal at the Meeting and has requested that the Fund include the Shareholder Proposal in the Fund's proxy materials. The nonbinding Shareholder

Mr. Trace W. Rakestraw
September 8, 2016

Proposal, exactly as received by the Fund, is set forth below followed by the Board's explanation of its reasons for opposing the Shareholder Proposal, which in turn is followed by the Shareholder Proponent's supporting statement for the Shareholder Proposal (the "Supporting Statement"), exactly as received by the Fund. The Board unanimously recommends that you vote AGAINST the Shareholder Proposal.

6.           Comment: Confirm in your response letter that the reference in the opposition statement to the Fund's discount to net asset value having "been on average below 10% so far this year" refers to calendar year, rather than fiscal year.

Response:  We confirm that this reference is to the calendar year.

7.            Comment:  In the table showing the beneficial owners of the Fund's Preferred Shares, explain why the percentages of outstanding Preferred Shares add up to more than 100%.

Response:  We have added a footnote explaining that the last three entries in the table are based on record date positions reported by the Depository Trust Company.

8.            Comment:  Revise the disclosure related to the reimbursement of brokers and others under "FURTHER INFORMATION ABOUT VOTING AND THE MEETING—Solicitation of Proxies." to indicate that the Fund's investment manager will not be reimbursed for expenses by the Fund.

Response:  We have made the requested change, as indicated below:

Subject to the foregoing, the Fund reimburses brokerage firms and other financial intermediaries for their expenses in forwarding proxy materials to the beneficial owners and soliciting them to execute proxies.

9.            Comment:  State what a "plurality" means under "FURTHER INFORMATION ABOUT VOTING AND THE MEETING—Required Vote."

Response:  We have added an explanation of a plurality vote, as included below, with the revisions indicated in bold type:

Provided that a quorum is present, Trustees must be elected by not less than a plurality of the votes cast of the shares entitled to vote thereon, which means that the three nominees with the most votes will be elected.

* * *

In submitting this correspondence, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the definitive proxy statement; (ii) Staff comments on the Proxy Statement, or changes to the Proxy Statement in response to Staff

Mr. Trace W. Rakestraw
September 8, 2016

comments thereto, do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me directly at 215.564.8011 or mmabry@stradley.com with any further questions or comments.

Very truly yours, /s/ Michael D. Mabry Michael D. Mabry